# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Portillo's Inc., CIK 0001871509
CUSIP: 73642K106
Title of class of securities: Class A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: C/O THE PORTILLO RESTAURANT GROUP, 2001 SPRING ROAD, SUITE 400, OAK BROOK, Illinois (IL), 60523-1903
Date of event which requires filing of this statement: 02/26/2025
Amends the filing with accession number 0000921895-24-001846
Filed by CIK 0001559771
Persons authorized to receive notices and communications: GLENN W. WELLING, ENGAGED CAPITAL, LLC, 610 Newport Center Drive, Suite 950, Newport Beach, California (CA), 92660, 949-734-7900; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Engaged Capital Flagship Master Fund, LP (CIK 0001580761): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 3,932,271; sole dispositive power 0; shared dispositive power 3,312,271; aggregate amount beneficially owned 3,932,271 (6.2% of the class)
- Engaged Capital Co-Invest XVII, LP (CIK 0002026762): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,547,500; sole dispositive power 0; shared dispositive power 1,547,500; aggregate amount beneficially owned 1,547,500 (2.4% of the class)
- Engaged Capital LLC (CIK 0001559771): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,479,771; sole dispositive power 0; shared dispositive power 4,859,771; aggregate amount beneficially owned 5,479,771 (8.6% of the class)
- Engaged Capital Holdings, LLC (CIK 0001580769): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,479,771; sole dispositive power 0; shared dispositive power 4,859,771; aggregate amount beneficially owned 5,479,771 (8.6% of the class)
- Welling Glenn W. (CIK 0001580771): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,479,771; sole dispositive power 0; shared dispositive power 4,859,771; aggregate amount beneficially owned 5,479,771 (8.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.01 par value per share
Name of issuer: Portillo's Inc.
Address of issuer's principal executive offices: C/O THE PORTILLO RESTAURANT GROUP, 2001 SPRING ROAD, SUITE 400, OAK BROOK, Illinois (IL), 60523-1903

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,932,271 Shares beneficially owned by Engaged Capital Flagship Master is approximately $44,446,149, including brokerage commissions. The aggregate purchase price of the 1,547,500 Shares beneficially owned by Engaged Capital Co-Invest XVII is approximately $16,845,951, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The Reporting Persons believe that the Issuer and its stockholders would benefit from having additional directors with recent restaurant operations and marketing expertise and intend to nominate such candidates for election to the Board at the upcoming annual meeting of stockholders.

The sales of securities reported herein were undertaken for the purposes of effectuating a portfolio rebalancing and are not an indication of the Reporting Persons' view on the future prospects of the Issuer. The Issuer remains one of the largest positions in Engaged Capital's portfolio.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 63,869,727 Shares outstanding as of February 18, 2025, which is the total number of Shares outstanding as reported in the Issuer's annual report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2025.

As of the date hereof, Engaged Capital Flagship Master directly beneficially owned 3,932,271 Shares, constituting approximately 6.2% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest XVII directly beneficially owned 1,547,500 Shares, constituting approximately 2.4% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of each of Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII, may be deemed to beneficially own the 5,479,771 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII, constituting approximately 8.6% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 5,479,771 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII, constituting approximately 8.6% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 5,479,771 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII, constituting approximately 8.6% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of Engaged Capital Flagship Master, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to share the power to vote and, except with respect to the Pledged Shares (as defined in Item 6), dispose of the Shares owned by Engaged Capital Flagship Master.

Each of Engaged Capital Co-Invest XVII, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to share the power to vote and dispose of the Shares owned by Engaged Capital Co-Invest XVII.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Exhibit 1 annexed hereto sets forth all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. Except for the swap transactions set forth therein, the counterparty of which is UBS AG London Branch ("UBS"), and the short sales of Covered Call Options (as defined in Item 6), the counterparty of which is Nomura Global Financial Products, Inc. ("Nomura"), all of such transactions were effected in the open market.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to amend and restate the first paragraph as follows:

Engaged Capital Flagship Master has entered into certain cash-settled total return swap agreements with UBS as the counterparty (the "Swap Agreements"). Engaged Capital Flagship Master's swaps with UBS constitute economic exposure to an aggregate of 168,452 notional Shares, representing approximately 0.3% of the outstanding Shares, which have a maturity date of August 16, 2027 and a reference price of $8.8664. The Swap Agreements provide Engaged Capital Flagship Master with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such Shares, the "Subject Shares"). Taking into account the Subject Shares, Engaged Capital Flagship Master has economic exposure to an aggregate of 4,100,723 Shares, representing approximately 6.4% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares. The Reporting Persons collectively have economic exposure to an aggregate of 5,648,223 Shares, representing approximately 8.8% of the outstanding Shares.

Item 6 is hereby further amended to add the following:

Engaged Capital Flagship Master has sold short certain custom covered call options referencing an aggregate of 620,000 Shares with Nomura as the counterparty (the "Covered Call Options"). The Covered Call Options have a strike price of $14.00 and expire on May 2, 2025. In connection with the Covered Call Options, Engaged Capital Flagship Master has pledged 620,000 Shares (the "Pledged Shares") as collateral with Nomura to cover the Covered Call Options.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- Engaged Capital Flagship Master Fund, LP: /s/ Glenn W. Welling, Glenn W. Welling, Founder and Chief Investment Officer of Engaged Capital, LLC, its General Partner (02/28/2025)
- Engaged Capital Co-Invest XVII, LP: /s/ Glenn W. Welling, Glenn W. Welling, Founder and Chief Investment Officer of Engaged Capital, LLC, its General Partner (02/28/2025)
- Engaged Capital LLC: /s/ Glenn W. Welling, Glenn W. Welling, Founder and Chief Investment Officer (02/28/2025)
- Engaged Capital Holdings, LLC: /s/ Glenn W. Welling, Glenn W. Welling, Sole Member (02/28/2025)
- Welling Glenn W.: /s/ Glenn W. Welling, Glenn W. Welling (02/28/2025)